Page 1 of 10 Pages

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ixia

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45071R109

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45071R109	SCHEDULE 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joel Weissberger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
	(See Instructions)	(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 300,000 shares

6	SHARED VOTING POWER 2,728,127 shares held by the Joel and Rachel Weissberger Family Trust dated March 28, 2000 (the “Weissberger Family Trust”), the voting power of which is shared with Rachel Weissberger (Mr. Weissberger's spouse) as co-trustees of the Weissberger Family Trust.

	7	SOLE DISPOSITIVE POWER 300,000 shares

	8	SHARED DISPOSITIVE POWER 2,728,127 shares held by the Weissberger Family Trust, the dispositive power of which is shared with Rachel Weissberger as co-trustees of the Weissberger Family Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,028,127 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.4%

12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 45071R109	SCHEDULE 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Joel and Rachel Weissberger Family Trust dated March 28, 2000 (the “Weissberger Family Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
	(See Instructions)	(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares

	6	SHARED VOTING POWER 2,728,127 shares, the voting power of which is shared with by Joel Weissberger and Rachel Weissberger as co-trustees of the Weissberger Family Trust.

	7	SOLE DISPOSITIVE POWER 0 shares

	8	SHARED DISPOSITIVE POWER 2,728,127 shares, the dispositive power of which is shared with Joel Weissberger and Rachel Weissberger as co-trustees of the Weissberger Family Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,728,127 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.9%

12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 45071R109	SCHEDULE 13G	Page 4 of 10 Pages

Item 1(a)	Name of Issuer:

Ixia

Item 1(b)	Address of Issuer’s Principal Executive Offices:

26601 West Agoura Road Calabasas, CA 91302

Item 2(a)	Name of Person Filing:

This Statement is being filed jointly by Joel Weissberger and the Joel and Rachel Weissberger Family Trust dated March 28, 2000, who are sometimes together referred to as the “Reporting Persons.” Rachel Weissberger is the spouse of Mr. Weissberger.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is c/o Ixia, 26601 West Agoura Road, Calabasas, California 91302.

Item 2(c)	Citizenship:

Joel Weissberger is a United States citizen. The Joel and Rachel Weissberger Family Trust dated March 28, 2000 is a trust established under the laws of the State of California.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

45071R109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 45071R109	SCHEDULE 13G	Page 5 of 10 Pages

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

The following information with respect to the ownership of Ixia’s Common Stock by the Reporting Persons is provided as of December 31, 2001, the last day of the year covered by this Statement.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Instruction: Dissolution of a group requires a response to this item.

Not applicable

CUSIP No. 45071R109	SCHEDULE 13G	Page 6 of 10 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ixia Common Stock owned by each of the Reporting Persons, respectively.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No. 45071R109	SCHEDULE 13G	Page 7 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002

J. Weissberger
Joel Weissberger (Signature)

THE JOEL AND RACHEL WEISSBERGER FAMILY TRUST DATED MARCH 28, 2000

By	J. Weissberger
Joel Weissberger, Co-Trustee (Signature)

By	Rachel Weissberger
Rachel Weissberger, Co-Trustee (Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 45071R109	SCHEDULE 13G	Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit	Page

1	Agreement to File Joint Statements on Schedule 13G	Page 9 of 10 pages

CUSIP No. 45071R109	SCHEDULE 13G	Page 9 of 10 Pages

EXHIBIT 1

AGREEMENT TO FILE JOINT STATEMENTS ON SCHEDULE 13G

     THIS AGREEMENT is entered into as of the 12th day of February, 2002 by and between Joel Weissberger, a United States citizen and Joel Weissberger and Rachel Weissberger, as Co-Trustees of the Joel and Rachel Weissberger Family Trust dated March 28, 2000, a trust established under the laws of the State of California (the “Weissberger Family Trust”).

W I T N E S S E T H

     WHEREAS, Mr. Weissberger and the Weissberger Family Trust may be deemed to have held or to hold beneficial ownership, individually and/or in the aggregate, of more than five percent of the shares of the Common Stock of Ixia, a California corporation (the “Common Stock”), as of December 31, 2001 and as of December 31 of each calendar year thereafter;

     WHEREAS, the Common Stock has been registered by Ixia under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”);

     WHEREAS, pursuant to Rule 13d-1 under the Act, any person who holds more than five percent of such a class of registered equity securities as of the end of any calendar year is, under certain circumstances, permitted and/or required to file with the Securities and Exchange Commission a statement on Schedule 13G; and

     WHEREAS, Rule 13d-1(f) under the Act provides that, whenever two or more persons are permitted to file a statement on Schedule 13G with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

     Each of Mr. Weissberger and the Weissberger Family Trust hereby agrees, in accordance with Rule 13d-1(f) under the Act, to file jointly any and all statements and amended statements on Schedule 13G (the “Statements”) which may now or hereafter be required to be filed by them with respect to the Common Stock beneficially owned or deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.

     Each of Mr. Weissberger and the Weissberger Family Trust, hereby agrees that such Statements shall be filed jointly on behalf of each of them and that a copy of this Agreement shall be filed as an exhibit thereto in accordance with Rule 13d-1(f)(iii) under the Act.

     This Agreement may be executed in one or more counterparts which together shall constitute one agreement.

CUSIP No. 45071R109	SCHEDULE 13G	Page 10 of 10 Pages

     IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first above written.

J. Weissberger Joel Weissberger (Signature)

THE JOEL AND RACHEL WEISSBERGER FAMILY TRUST DATED MARCH 28, 2000

By	J. Weissberger Joel Weissberger, Co-Trustee (Signature)

By	Rachel Weissberger Rachel Weissberger, Co-Trustee (Signature)